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                               May 3, 2021

       Amy Nauiokas
       Chief Executive Officer
       Anthemis Digital Acquisitions I Corp
       142 Greene Street
       4th Floor
       New York, New York 10012

                                                        Re: Anthemis Digital
Acquisitions I Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 6,
2021
                                                            CIK No. 0001853928

       Dear Ms. Nauiokas:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Our Acquisition Process, page 10

   1. Consistent with your disclosure on page 76, please clarify here that the low price the founders paid for the
founder shares creates an incentive whereby your officers and directors could
potentially make a substantial profit even if you select an acquisition target that subsequently
declines in value and is unprofitable for public investors.
       Related Party Transactions, page 94

   2. We note the disclosure here that the number of founder shares issued was determined based on the
expectation that such founder shares would represent 22.33% of the
 Amy Nauiokas
Anthemis Digital Acquisitions I Corp
May 3, 2021
Page 2
         outstanding shares upon completion of this offering, and that if the size of the offering increases or decreases, the voting power will be adjusted to equal 20% of all the voting power of the ordinary shares at the completion of the offering. However, we note the disclosure at page 19, under "Founder shares," indicating that if the size of the offering is adjusted, that the voting power of the founder shares will be adjusted to equal 22.33% of the voting power of all ordinary shares issued and outstanding upon completion of the offering. Please revise for consistency throughout the filing to explain any adjustment regarding the founder shares and the voting power those shares will represent.
Signatures, page II-5

3. Please revise the second half of your signature page to include the signature of your principal accounting officer, when you file your Form S-1. To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing.
         Refer to Instruction 1 to Form S-1.
       You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameAmy Nauiokas                                  Sincerely,
Comapany NameAnthemis Digital Acquisitions I Corp
                                                                Division of
Corporation Finance
May 3, 2021 Page 2                                              Office of
Finance
FirstName LastName